UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934



                              DELCATH SYSTEMS, INC.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    24661P104
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                                 (CUSIP Number)
                                                     with a copy to:
     Mr. Robert Ladd                                 Robert G. Minion, Esq.
     Laddcap Value Advisors LLC                      Lowenstein Sandler PC
     650 Fifth Avenue, Suite 600                     65 Livingston Avenue
     New York, New York 10019                        Roseland, New Jersey  07068
     (212) 259-2070                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 7, 2005
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      24661P104
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Robert Ladd
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)
             (b)
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:          843,240*
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:              0*
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:     843,240*
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:         0*
                                         ---------------------------------------
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  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   843,240*
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  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
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  13)  Percent of Class Represented by Amount in Row (11):     5.1%*
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  14)  Type of Reporting Person (See Instructions):      IN
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*  Laddcap Value Partners LP, a Delaware limited partnership ("Laddcap"), is the holder of 843,240 shares of the common stock, par value $0.01 per share (the "Shares"), of Delcath Systems, Inc., a Delaware corporation (the "Company"). Robert Ladd possesses sole power to vote and direct the disposition of all securities of the Company held by Laddcap. Thus, as of October 7, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 843,240 Shares, or 5.1% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          --------------------

          The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Shares"), of Delcath Systems, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 1100 Summer Street, 3rd Floor, Stamford, CT 06905.


Item 2.   Identity and Background.
          ------------------------

          The person  filing  this  statement  is Robert  Ladd,  whose  business address is 650 Fifth Avenue, Suite 600, New York, New York 10019. Mr. Ladd serves as the managing member of Laddcap Value Advisors LLC, a Delaware limited liability company, which is the general partner of Laddcap Value Partners LP, a Delaware limited partnership ("Laddcap"). Laddcap is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Ladd has never been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ladd is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

          All of the funds used in making the purchases of the Shares described in Item 5 of this Schedule 13D came from the working capital of Laddcap.


Item 4.   Purpose of Transaction.
          -----------------------

          Laddcap  acquired and  continues  to hold the Shares  reported in this
Schedule 13D for investment purposes. Mr. Ladd intends to evaluate the performance of the Shares as an investment of Laddcap in the ordinary course of business. Laddcap pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, Mr. Ladd analyzes the operations, capital structure and markets of companies in which Laddcap invests, including the Company, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

          Mr. Ladd intends to continuously assess the Company's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, Laddcap may, among other things, (i) acquire additional securities of the Company, or dispose of the Shares it currently holds, (ii) communicate with other shareholders of the Company or persons who may desire to become shareholders of the Company regarding the replacement of the Company's existing executive officers and/or existing members of the board of directors of the Company, and/or other matters regarding the management and operation of the

Company, (iii) seek the removal of one or more members of the Company's board of directors and/or executive officers, (iv) solicit proxies, to be used at either the Company's regular annual meeting of shareholders, or at a special meeting of shareholders, for the purposes described in clauses (ii) and/or (iii) above or for the election of one or more nominees of Laddcap and/or such other shareholders (which may include one or more designees of Laddcap) to the board of directors of the Company, (v) seek to cause the Company to merge with or into, consolidate with, transfer all or substantially all of its assets to, or otherwise engage in any business combination with, one or more other parties, and/or (vi) take such other actions as Laddcap may determine. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Company, alternative investment opportunities, general economic, financial market and industry conditions and other factors that Mr. Ladd may deem material to his investment decision.

          Mr. Ladd, on behalf of Laddcap, intends to continue his active discussions with the Company's management with respect to (i) actions which might be taken by the management of the Company to maximize shareholder value of the Company and (ii) improving the Company's investor relations. On October 14, 2005, Robert Ladd sent a letter to the President and Chief Executive Officer of the Company, and each of the members of the board of directors of the Company, outlining Mr. Ladd's suggestions for steps management of the Company may take to maximize shareholder value of the Company and improve the Company's investor relations.

          Except as set forth above, Mr. Ladd has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information set forth in the Company's Quarterly Report on Form 10-QSB for the quarterly period ended June 30, 2005, there were 16,573,965 Shares issued and outstanding as of August 8, 2005. As of October 7, 2005, Laddcap is the holder of 843,240 Shares. Robert Ladd possesses sole power to vote and direct the disposition of all securities of the Company held by Laddcap. Thus, as of October 7, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Ladd is deemed to beneficially own 843,240 Shares, or 5.1% of the Shares deemed issued and outstanding as of that date.

          The following table details the transactions during the sixty days on or prior to October 7, 2005 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Ladd or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   (Purchases)

       Date                          Quantity                        Price
       ----                          --------                        -----

    August 10, 2005                   18,100                         2.9937
    August 11, 2005                    6,625                         2.9813
    August 12, 2005                   40,502                         3.0077
    August 15, 2005                   21,100                         3.0319
    August 16, 2005                   10,000                         3.017
    August 18, 2005                    6,000                         2.9733
    August 22, 2005                   19,353                         2.8603
    August 25, 2005                    5,408                         2.9028
    October 7, 2005                   14,640                         2.848


                                     (Sales)

                                      NONE


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ---------------------------------------------------------------------

          None.


Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          None.


                                    Signature
                                    ---------

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            October 17, 2005


                                            /s/ Robert Ladd
                                            ------------------------------------
                                            Robert Ladd, in his  capacity as the
                                            managing  member  of  Laddcap  Value
                                            Advisors LLC, the general partner of
                                            Laddcap Value Partners LP


      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).